Exhibit 4.7

Purchase and Sale Agreement (Shares of Seaway TLC Inc.)

                                 JOHN T. CORCIA,
           CORCIA FAMILY IRREVOCABLE TRUST, ROGER GIBB, JOSEPH HARTMAN
            RESTATED REVOCABLE TRUST, JOHN JENCHURA, MARCEL MONTIGNY,
                                  STEVE BRUNI,
                 RICHARD DUFRESNE, MICHEL BOUVIER, GUY GRONDIN,
                                  DENISE ARBIC,
                        as the Vendors and each a Vendor


                                       and


                                 JOSEPH HARTMAN


                                       and


                                  MARSULEX INC.
                                as the Purchaser



-------------------------------------------------------------------------------


                           PURCHASE AND SALE AGREEMENT
                                  June 29, 2005


-------------------------------------------------------------------------------

                              STIKEMAN ELLIOTT LLP



                                     PSA-1



                                              TABLE OF CONTENTS

Section 1         Preamble..........................................................................5

Section 2         Definitions, Exhibits and Interpretation..........................................5

Section 3         Purchase and Closing.............................................................10

Section 4         Purchase Price, Working Capital and Purchase Price Adjustments...................10

Section 5         Representations and Warranties of the Vendors....................................12

Section 6         Representations, Warranties and Additional Covenants of the Purchaser............22

Section 7         Conduct of Business Prior to Closing.............................................23

Section 8         Exclusive Dealing................................................................23

Section 9         Request for Consents.............................................................23

Section 10        Risk of Loss.....................................................................23

Section 11        Conditions Precedent.............................................................24

Section 12        Acknowledgement by the Purchaser.................................................26

Section 13        Survival of Representations and Warranties.......................................27

Section 14        Indemnification..................................................................27

Section 15        Notices..........................................................................29

Section 16        Concluding Provisions............................................................30



                                               ADDENDA


EXHIBIT 2(1)(u)         Financial Statement
EXHIBIT 2(1)(z)         Interim Financial Statement
EXHIBIT 2(1)(bb)        Lease Agreement
EXHIBIT 4(1)            Purchase Price Allocation Among the Vendors
EXHIBIT 4(1)            Escrow Agreement
EXHIBIT 4(3)(b)         Working Capital/Actual Working Capital
EXHIBIT 4(5)            Employment Agreement and Non-Competition Agreement for John T. Corcia
EXHIBIT 4(7)            Non-Competition Agreement for the Vendors
EXHIBIT 5(1)(c)         Constating Documents of Seaway, Stablex and Gulfstream
EXHIBIT 5(1)(d)         Offices or Establishments Outside Quebec
EXHIBIT 5(1)(e)         Authorized Capital
EXHIBIT 5(1)(g)         Shareholders Agreement
EXHIBIT 5(1)(l)(ii)     Increases in Compensation
EXHIBIT 5(1)(p)         Permits
EXHIBIT 5(1)(q)         Intellectual Property Rights
EXHIBIT 5(1)(r)         Compliance with Laws
EXHIBIT 5(1)(s)         Litigation
EXHIBIT 5(1)(t)         Insurance
EXHIBIT 5(1)(u)         Surety Bonds
EXHIBIT 5(1)(v)(i)      Environmental Studies



                                     PSA-2

EXHIBIT 5(1)(v)(ii)     Trust Account
EXHIBIT 5(1)(w)(i)      Tax Liabilities
EXHIBIT 5(1)(w)(ii)     Tax Returns
EXHIBIT 5(1)(x)(i)      Employees
EXHIBIT 5(1)(x)(iii)    Termination of Employment
EXHIBIT 5(1)(y)(i)      Labour Relations
EXHIBIT 5(1)(y)(ii)     Collective Agreements
EXHIBIT 5(1)(z)         Benefit Plans
EXHIBIT 5(1)(bb)        Related Party Property or Contracts
EXHIBIT 5(1)(cc)        Contracts
EXHIBIT 5(1)(dd)        Escrow Agreement
EXHIBIT 5(1)(ee)        Contract Liability
EXHIBIT 5(1)(ff)        Form of Purchase Order and Customer Documents
EXHIBIT 5(1)(jj)        List of Customers
EXHIBIT 11(1)(k)        Engagement Letter
EXHIBIT 11(1)(l)        Regulatory approvals
EXHIBIT 11(1)(m)        Consents and authorizations
EXHIBIT 11(1)(p)        Capital Expenditures
EXHIBIT 11(1)(q)        Transfer of Assets of Gulfstream
EXHIBIT 11(3)(a)        Consents, approvals and waivers




                                     PSA-3

                           PURCHASE AND SALE AGREEMENT



       This Purchase and Sale Agreement is made as of the 29 day of June, 2005.

AMONG:

       Corcia Family Irrevocable Trust, 367 Eagle Drive, Jupiter, Florida, 33477, USA;

       Roger Gibb, 15 Tanglewood Cres., Kirkland, Quebec, H9J 2M7;

       Joseph Hartman Restated Revocable Trust, 6606 Wood Lake Road, Jupiter, Florida, 33458, USA;

       John Jenchura, 617 Schiller Avenue, Merion Station, Pennsylvania, 19066, USA;

       Marcel Montigny, 144 Louis-Hemon, Rosemere, Quebec, J7A 3P5;

       Steve Bruni, 9172 Rosemary Lena Way, Alexandria, Virginia, 22309, USA;

       Richard Dufresne, 407, du Bord-de-l'Eau Road, Laval, Quebec, H7X 1S8;

       Michel Bouvier, 20 Des Brises du Fleuve, Apt. 801, Verdun, Quebec, H4G
       3M5;

       Guy Grondin, 1108 Chemin du Coteau, Lachenaie, Quebec, J6W 5H2;

       Denise Arbic, 3631 Brassens Street, Boisbriand, Quebec, J7H 1J4;

       (each of them hereinafter referred to as a "Vendor" and collectively referred to as the "Vendors");

       John T. Corcia, 367 Eagle Drive, Jupiter, Florida, 33477, USA;

       Joseph Hartman, 6606 Wood Lake Road, Jupiter, Florida, 33458, USA; and

       Marsulex Inc., a company duly constituted under the laws of Ontario, having its principal offices at 111 Gordon Baker Road, Suite 300, North York, Ontario, Canada, M2H 3R1 (hereinafter referred to as the "Purchaser").

       WHEREAS the Vendors are the registered and beneficial owner of all the issued and outstanding shares in the capital stock of Seaway TLC Inc. ("Seaway") and Seaway is the registered and beneficial owner of all of the issued and outstanding shares in the capital stock of Stablex Canada Inc. ("Stablex") and Gulfstream TLC, Inc. ("Gulfstream");

       WHEREAS prior to the Closing contemplated by this Agreement, Gulfstream will have transferred the assets of Gulfstream to John T. Corcia as referred to in Section 11(1)(q);

       WHEREAS the Purchaser wishes to purchase and the Vendors wish to sell all of the issued and outstanding shares in the capital stock of Seaway on the terms and conditions herein contained;

                                     PSA-4

         WHEREAS as part of the consideration for the purchase of their shares in the capital of Seaway, certain of the Vendors have agreed to execute and deliver non-competition agreements and the Purchaser has agreed to pay to John Jenchura certain additional consideration for such non-competition agreement; and

         WHEREAS in consideration of the payment of consideration provided for in this agreement, John T. Corcia has agreed to execute and deliver a non-competition agreement.

         NOW THEREFORE, the Parties hereby covenant and agree as follows:

           Section 1  Preamble.

         The preamble of this Agreement shall form an integral part hereof.

           Section 2  Definitions, Exhibits and Interpretation.

(1)      Whenever used herein:

         (a) "Accounts Receivable" means all accounts receivable, notes receivable and other debts due or accruing due to the Corporation;

         (b)      "Actual Working Capital" has the meaning ascribed to in
                  Section 4(3)(b);

         (c) "Agreement" means this Purchase and Sale Agreement and all exhibits attached hereto;

         (d) "Assets" means all property and assets of the Corporation of every nature and kind and wheresoever situate including (i) the Property and the buildings and fixtures located thereon,
                  (ii) all machinery, equipment, furniture, accessories and supplies of all kinds including those described in Section 5(1)(n), (iii) all trucks, cars and other vehicles, (iv) all inventories, (v) all Accounts Receivable and the full benefit of all security for the Accounts Receivable, (vi) all prepaid expenses, (vii) the leasehold interest of the Corporation in and to the Leased Lands, (viii) all right, title and interest of the Corporation in and to the Intellectual Property owned by, licensed to or used by the Corporation, (ix) the full benefit of all Contracts to which the Corporation is a party and the Leases, and (x) the Books and Records;

         (e)      "Balance Sheet Date" means December 31, 2004;

         (f) "Benefit Plan" means any bonus, deferred compensation, pension, profit sharing, retirement, severance, stock option, insurance, hospitalization, medical, disability, death benefit, welfare or other employee benefit plan, arrangement or policy whether formal or informal, for the benefit of any of its employees or former employees;

         (g) "Books and Records" means all information in any form relating to the business, including books of account, financial and accounting information and records, personnel records, tax records, sales and purchase records, customer and supplier lists, lists of potential customers, referral sources, research and development reports and records, manifests and manifest reports and records, laboratory reports and records, regulatory and compliance reports and records, production reports and records, equipment logs, operating guides and manuals, business reports, plans and projections, marketing and advertising materials and all other documents, files, correspondence and other information (whether in written, printed, electronic or computer printout form, or stored on computer discs or other data and software storage and media devices);


                                     PSA-5

         (h) "Business Day" means any day, other than a Saturday, Sunday or other day on which the Canadian chartered banks located in Montreal, Canada, are not generally open for business during normal banking hours;

         (i) "Canadian G.A.A.P." means generally accepted accounting principles, as recommended in the handbook of the Canadian Institute of Chartered Accountants;

         (j) "Closing" means the completion of the transaction of purchase and sale contemplated in this Agreement;

         (k) "Closing Balance Sheet" means the balance sheet as of the close of business on the Closing Date;

         (l)      "Closing Date" means August 16, 2005;

         (m) "Consents" means the consent of a contracting party or any Governmental Entity to a change of control of the Corporation if required by the terms of any Contract and of a regulatory authority if required by the terms of any Permit, or as regards any Governmental Entity, under Environmental Law;

         (n) "Constating Documents" means, in respect of any corporation, its articles of incorporation and articles of amendment and by-laws;

         (o) "Contract" means any agreement, contract, licence, undertaking, engagement or commitment of any nature, written or oral, including any (i) lease of personal property; (ii) unfilled purchase order; (iii) forward commitment for supplies or materials entered into in the Ordinary Course; or
                  (iv) restrictive agreement or negative covenant agreement;

         (p)      "Corporation" means collectively Seaway, Stablex and
                  Gulfstream;

         (q) "Dollars", all references to dollar amounts herein are in US dollars unless otherwise noted;

         (r) "Environment" means surface waters, ground water, subsurface water, drinking water supply, land surface, subsurface soil, subsurface strata, ambient air, both inside and outside the buildings and the sewer system;

         (s) "Environmental Law" shall include all laws, statutes, principles of civil law, regulations, by-laws, codes, directives, guidelines, standards, policies, requirements (including those in any Permits issued in relation to any Environmental Law), provided such codes, directives, guidelines, standards, policies and requirements have the force of law, as well as orders, ordinances, decrees, rules having the force of law, judgments or injunctions issued, promulgated, approved or entered by any federal, provincial, local or municipal entity or any agency, authority, board, ministry, bureau, district, department, commission or instrumentality (including any court or other tribunal) of any of the foregoing in any way pertaining principally to the protection of the Environment or the regulation of human health as affected by the Environment;

         (t)      "Final Arbiter" has the meaning ascribed to in Section
                  4(3)(d);

         (u) "Financial Statement" means the audited consolidated financial statements of the Corporation for the periods and as defined in Section 5(1)(w)(iii) annexed as Exhibit 2(1)(u);

                                     PSA-6

         (v) "Governmental Entity" means any federal, provincial, local or municipal entity or any agency, authority, board, ministry, bureau, district, department, commission or instrumentality (including any court or other tribunal);

         (w)      "Gulfstream" means Gulfstream TLC, Inc.;

         (x)      "Intellectual Property" has the meaning ascribed to it in
                  Section 5(1)(q);

         (y)      "Interim Balance Sheet Date" means March 31, 2005;

         (z) "Interim Financial Statement" means the unaudited consolidated financial statements of the Corporation as at the Interim Balance Sheet Date consisting of a balance sheet and the accompanying unaudited statement of income and cash flow of the Corporation for the three month period ending March 31, 2005, a copy of which is annexed as Exhibit 2(1)(z) herein;

         (aa) "Interim Period" means the period between the close of business on the date of this Agreement and the Closing Date;

         (bb) "Lease" means the Lease between Stablex and the Government of Quebec dated November 25, 1996, for the Lease Lands and any amendments thereto, a true and complete copy of which is set forth in Exhibit 2(1)(bb) herein;

         (cc) "Lease Lands" means the placement site property described in the Lease;

         (dd) "Material Adverse Effect" means any event, occurrence, fact, condition, change or effect that is materially adverse to the financial condition of the Corporation;

         (ee)     "Net Debt" has the meaning ascribed to it in Section 4;

         (ff) "Objection Notification Date" has the meaning ascribed to it in Section 4(3)(c);

         (gg) "Operating Permit" means the five year renewal permit under the Quebec Environment Quality Act and issued to Stablex on October 9, 2003 together with any amendments thereto prior to the Closing Date, all as specifically identified in Exhibit 5(1)(p);

         (hh) "Ordinary Course" means, with respect to an action taken by a Person, that such action is consistent with the past practices of the Person and is taken in the ordinary course of the normal day-to-day operations of the Person;

         (ii) "Parties" means the Vendors and the Purchaser and any other Person who is or may become a party to this Agreement;

         (jj)     "Permits" has the meaning ascribed to in Section 5(1)(p);

         (kk) "Permitted Encumbrances" means (i) undetermined or inchoate Title Defects that arise by operation of applicable law or that are incidental to the construction or improvement of an immovable, as well as Title Defects imposed by applicable law including, without limitation, governmental, carrier's, material men's, mechanics', warehousemen's, landlord's and other like liens arising in the Ordinary Course of business,
                  (ii) liens for Taxes, if the same are not yet due and payable or are being contested in good faith by appropriate proceedings, (iii) Title Defects incurred or deposits made in the Ordinary Course of business in connection with workers' compensation, unemployment insurance, pensions and other types of social security,


                                     PSA-7
                  or to secure the performance of statutory obligations, (iv) title exceptions consisting of zoning restrictions, easements, servitudes, charges or other encumbrances or restrictions on the use of the Property, provided that such items do not restrict the use of the Property by Stablex or reduce the value of the Property in a manner that constitutes a Material Adverse Effect, (v) non-consensual Title Defects not otherwise permitted hereby that are removed within 60 days after attachment thereof, (vi) reservations, limitations, provisions and conditions expressed in any original grants from the Crown, (vii) any Title Defect in connection with movable property which is given or assumed or arises by operation of law to secure, at the time of acquisition of any such movable Property: (a) payment of not more than the cost of such movable property (and only such property), or (b) the financing of the cost of such movable property (including capital leases), (viii) Title Defects which do not constitute a Material Adverse Effect, and (ix) Title Defects disclosed on the Financial Statements; (ll) "Person" means a natural person, partnership, limited partnership, limited liability partnership, corporation, limited liability corporation, unlimited liability company, joint stock company, trust, unincorporated association, joint venture or other entity or Governmental Entity, and pronouns have a similarly extended meaning;

         (mm) "Property" means the land and building bearing civic number 760 Industrial Blvd., Blainville, Quebec, Canada, J7C 3V4, and any other improvements thereto;

         (nn)     "Purchase Price" has the meaning ascribed to in Section 4(1);

         (oo) "Purchased Shares" means the 5826 Shares in the capital stock of Seaway held by the Vendors, to be delivered at Closing to the Purchaser;

         (pp)     "Seaway" means Seaway TLC Inc.;

         (qq)     "Stablex" means Stablex Canada Inc.;

         (rr) "Tax" means all federal, state, provincial, country, local, foreign and other taxes (including, without limitation, income, profit, corporation, business excise, sales, goods and services, value-added, withholding, capital, transfer, stamp, unemployment compensation, payroll related taxes, property taxes and import duties), whether or not measured in whole or in part by net income, and including interest and penalties with respect thereof;

         (ss) "Tax Claims" means claims based upon, arising out of or otherwise in respect of any inaccuracy in or breach of any representation or warranty contained in Section 5(1)(w);

         (tt) "Title Defect" means any mortgage, lien, pledge, security interest, hypothec, prior claim, charge, restriction, option, right of first refusal, easement, servitude, encroachment or other survey or Title Defect or encumbrance whatsoever affecting title;

         (uu) "To the Best of its Knowledge" means the actual knowledge of John T. Corcia, Roger Gibb, Joseph Hartman, John Jenchura, Steve Bruni or Richard Dufresne as to the facts or circumstances to which such qualification relates, after making reasonable inquiries to determine the truthfulness and accuracy of the representations and warranties contained in
                  Section 5 and the Exhibits relating thereto;

         (vv) "Vendors" means John T. Corcia, Corcia Family Irrevocable Trust, Roger Gibb,

                                     PSA-8

                  Joseph Hartman Restated Revocable Trust, John Jenchura, Marcel Montigny, Steve Bruni, Richard Dufresne, Michel Bouvier, Guy Grondin, Denise Arbic, and any one of them, a "Vendor"; and

         (ww) "Working Capital" means current assets (excluding for such purposes, income tax receivables and future tax assets) minus current liabilities (including for such purposes, all accrued current tax liabilities and tax reserves) of the Corporation calculated in accordance with Canadian G.A.A.P. (except to the extent set forth in Exhibit 4(3)(b) applied on a consistent basis in accordance with the Corporation's practices and calculated as set forth in 4(3)(b); and

         (xx)     "Working Capital Notice " has the meaning ascribed to in
                  Section 4(3)(b).

(2) The following are the exhibits annexed to and incorporated in to this Agreement and deemed to be a part hereof:


         Exhibit 2(1)(u)          Financial Statement
         Exhibit 2(1)(z)          Interim Financial Statement
         Exhibit 2(1)(bb)         Lease Agreement
         Exhibit 4(1)             Purchase Price Allocation Among the Vendors
         Exhibit 4(1)             Escrow Agreement
         Exhibit 4(3)(b)          Working Capital/Actual Working Capital
         Exhibit 4(5)             Employment Agreement and Non-Competition
                                  Agreement for John T. Corcia
         Exhibit 4(7)             Non-Competition Agreement for the Vendors
         Exhibit 5(1)(c)          Constating Documents of Seaway, Stablex and
                                  Gulfstream
         Exhibit 5(1)(d)          Offices or Establishments Outside Quebec
         Exhibit 5(1)(e)          Authorized Capital
         Exhibit 5(1)(g)          Shareholders Agreement
         Exhibit 5(1)(l)(ii)      Increases in Compensation
         Exhibit 5(1)(p)          Permits
         Exhibit 5(1)(q)          Intellectual Property Rights
         Exhibit 5(1)(r)          Compliance with Law
         Exhibit 5(1)(s)          Litigation
         Exhibit 5(1)(t)          Insurance
         Exhibit 5(1)(u)          Surety Bonds
         Exhibit 5(1)(v)(i)       Environmental Studies
         Exhibit 5(1)(v)(ii)      Trust Account
         Exhibit 5(1)(w)(i)       Tax Liabilities
         Exhibit 5(1)(w)(ii)      Tax Returns
         Exhibit 5(1)(x)(i)       Employees
         Exhibit 5(1)(x)(iii)     Termination of Employment
         Exhibit 5(1)(y)(i)       Labour Relations
         Exhibit 5(1)(y)(ii)      Collective Agreements
         Exhibit 5(1)(z)          Benefit Plans
         Exhibit 5(1)(bb)         Related Party Property or Contracts
         Exhibit 5(1)(cc)         Contracts
         Exhibit 5(1)(dd)         Escrow Agreement
         Exhibit 5(1)(ee)         Contract Liability
         Exhibit 5(1)(ff)         Form of Purchase Order and Customer Documents
         Exhibit 5(1)(jj)         List of Customers
         Exhibit 11(1)(k)         Engagement Letter
         Exhibit 11(1)(l)         Regulatory approvals
         Exhibit 11(1)(m)         Consents and authorizations
         Exhibit 11(1)(p)         Capital Expenditures
         Exhibit 11(1)(q)         Transfer of Assets of Gulfstream
         Exhibit 11(3)(a)         Consents, approvals and waivers


                                     PSA-9

         Each capitalized term used in the Exhibits which is not otherwise defined therein has the meaning ascribed or referred thereto in this Agreement. All references in the Exhibits to Sections are to Sections of this Agreement, unless otherwise noted. In some instances, the information called for by this Agreement may be provided by cross-reference or other reference from one Exhibit to another Exhibit. In addition, disclosure of any matter in any of the Exhibits shall constitute disclosure to the Purchaser for all purposes with respect to this Agreement (including, without limitation, the Exhibits) and any agreement ancillary thereto or referred to therein.

(3) The division of this Agreement into Sections, Subsections and insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

(4) Each Party acknowledges that it and its legal counsel have reviewed and participated in settling the terms of this Agreement, and the Parties hereby agree that any rule of construction to the effect that any ambiguity is to be resolved against the drafting Party shall not be applicable in the interpretation of this Agreement.

           Section 3   Purchase and Closing.

(1) Upon and subject to the terms and conditions hereof, each of the Vendors shall sell to the Purchaser and the Purchaser shall purchase from each of the Vendors, such Vendor's portion of the Purchased Shares on the Closing Date provided that the Vendors will collectively transfer to the Purchaser all of the Purchased Shares on the Closing.

(2) The closing of the transactions contemplated by Section 3(1) (the "Closing") will take place at 9:00 A.M. at the offices of Heenan Blaikie LLP on the Closing Date.

           Section 4 Purchase Price, Working Capital and Purchase Price Adjustments.

(1) Subject to Section 4(3) and Section 4(4) and the terms and conditions herein, as consideration for the acquisition of the purchased Shares, the Purchaser shall pay the purchase price (the "Purchase Price") , namely US$47,743,000 less an amount sufficient to repay all indebtedness for borrowed money after taking into account cash on hand in excess of that required pursuant to Section 4(3)(a)) of any of Seaway, Stablex or Gulfstream (the "Net Debt") plus CDN $13,734,000 (such amounts to be allocated among the Vendors as set forth in Exhibit 4(1)), such amount to be paid as to US$46,310,710 less the Net Debt and CDN $13,321,980 on the Closing by way of certified cheque or bank draft or at the Vendors' option by wire transfer of immediately available funds to an account specified by the Vendors, and the balance namely, US$1,432,290 and CDN $412,020 to be held in escrow pursuant to the terms of the escrow agreement set forth in Exhibit 4(1) herein. The Vendors acknowledge that the Purchase Price assumes that Seaway, Stablex and Gulfstream will be free of indebtedness for borrowed money and that immediately following the Closing, the Purchaser will contribute to the surplus of Seaway an amount equal to the Net Debt which in turn shall contribute such amount to the surplus of Stablex. Immediately following Closing, Stablex will use such amount to repay in full, the Net Debt. Each of the Vendors shall jointly and severally indemnify the Purchaser from any claims of the holder of the indebtedness for borrowed money for payment owed to it in excess of the Net Debt.

(2) The Purchaser shall pay to John T. Corcia, a resident of the United States, US$1,400,000 payable in 18 monthly instalments of US$77,778 each on the first day of the month following the month in which the Closing occurs and on the first day of each month thereafter.

(3)
         (a) Working Capital Adjustment. The Purchase Price has been agreed between the

                                     PSA-10

                  Vendors and the Purchaser on the assumption that the Working Capital as at the Closing Date will be an amount of CDN$500,000, and the Parties therefore have agreed to adjust the Purchase Price as set out in this Section 4(3) in the event that the Working Capital as of the Closing Date is other than CDN$500,000.

         (b) Working Capital Notice. Within 30 days after the Closing Date, the Purchaser shall deliver to the Vendors a notice (the "Working Capital Notice") setting forth the Purchaser's calculation of the actual Working Capital calculated in the manner set forth on Exhibit 4(3)(b) hereto (the "Actual Working Capital"). The calculation of Actual Working Capital set forth in the Working Capital Notice shall be binding upon the Parties, except to the extent that the Vendors object to such notice in accordance with Section 4(3)(c).

         (c) Objection. If, within 10 Business Days after the Purchaser delivers the Working Capital Notice to the Vendors, the Vendors notify the Purchaser of any objections to the calculation by the Purchaser of the Actual Working Capital (the date upon which the Vendors notify the Purchaser of any such objections shall be referred to herein as the "Objection Notification Date"), the Purchaser and the Vendors will attempt in good faith to agree upon a resolution to the objection prior to or on the date that is 15 days after the Objection Notification Date. The Purchaser shall permit the Vendors to review all work papers and computations used by the Purchaser in preparing the Working Capital Notice.

         (d) Dispute Resolution. If the Purchaser and the Vendors do not agree prior to or on the date that is 15 days after the Objection Notification Date to a resolution of the Vendors' objections, either Party may submit, to the exclusion of the jurisdiction of the civil courts, the matters in dispute (but no other matters) to Deloitte & Touche LLP or, if that firm declines to act as provided in this paragraph, another firm of independent public accountants mutually acceptable to the Purchaser and the Vendors (in either case, the "Final Arbiter"), which firm shall make a final and binding determination as to all matters in dispute with respect to the calculation of the Actual Working Capital within 45 days after its appointment. The Final Arbiter shall send its written determination of Actual Working Capital to the Purchaser and the Vendors, at which point the determination of the Final Arbiter and the calculation of the Actual Working Capital, shall be binding on the Purchaser and the Vendors, absent fraud or manifest error. The fees and expenses of the Final Arbiter shall be borne equally by the Purchaser and the Vendors.

         (e) Final Adjustment. On or before the fifth Business Day after determination of the Actual Working Capital (whether agreed to by the Purchaser and the Vendors as contemplated in
                  Section 4(3)(c), determined by the Final Arbiter as contemplated by Section 4(3)(d), or as a result of no objection by the Vendors as contemplated by Section 4(3)(b)):

                  (i) if the Actual Working Capital is greater than CDN $500,000, the Purchaser shall pay to the Vendors such excess amount; or

                  (ii) if the Actual Working Capital is less than CDN $500,000, the Vendors shall pay to the Purchaser such deficit amount.

                  Any payment due by a Party to the other Party pursuant to this Section 4(3) shall accrue interest from the Closing Date to the due date of payment (the "Due Date") at a rate per annum equal to 3%, which interest shall be paid at the same time and manner as the payment contemplated by this Section 4(3) and thereafter shall accrue

                                     PSA-11
                  interest from the Due Date until payment is made at a rate per annum equal to 10%, without limiting the recourses of a Party against the defaulting Party. All payments made pursuant to this Section 4(3) shall be paid by wire transfer, certified or bankers cheque or bank draft drawn upon a Canadian chartered bank.

(4)
         (a) If the Corporation receives any cash refund of Taxes subsequent to Closing, in respect of any period prior to the Closing Date (a cash refund being the difference between any overpayment of Taxes relating to the period prior to Closing net of any amount deducted therefrom by Canada Revenue Agency, the Ministere du Revenu du Quebec or any other competent taxation agency for Taxes owing for the period prior to Closing to the extent not included in tax reserves of the Corporation), the Corporation shall pay the amount of such cash refund to the Vendors within 10 Business Days of receiving the fund.

(5) In consideration of the payment referred to in Section 4(2), on Closing, John T. Corcia shall execute and deliver a non-competition agreement in the form of Exhibit 4(5).

(6) John Jenchura shall provide such consulting services to the Purchaser for a period of three years following Closing as the Purchaser may request provided that in no event will John Jenchura be obliged to provide more than 10 hours per month of consulting services. In consideration of the performance of such consulting services, the Purchaser shall cause Stablex to pay to John Jenchura US$36,000 payable in 36 monthly instalments of US$1,000 each on the first day of the month following the month in which the Closing occurs and on the first day of each month thereafter and in addition, US$300 for each hour of consulting services provided.

(7) In consideration of the payment to each of the Vendors of the Purchase Price referred to in Section 4, on Closing, each of the Vendors shall execute and deliver a non-competition agreement substantially in the form of Exhibit 4(7).

           Section 5   Representations and Warranties of the Vendors.

(1) Each of the Vendors, jointly and not solidarily, hereby represents and warrants to the Purchaser that the following representations and warranties are true and accurate:

         (a) Authority of the Vendors to enter into this Agreement. Each of the Vendors has the capacity and authority to enter into this Agreement and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance of obligations of such Vendor hereunder will not, with or without the giving of notice and/or the passage of time:


                                    PSA-12

                  (i) violate any provision of law applicable to such Vendor, with which the failure to comply would be material to the transactions contemplated hereby;

                  (ii) require any consent or approval of, or any filing with or notice to, any governmental authority under any provision of law applicable to such Vendor which has not been previously obtained and in respect of which the failure to obtain same would be material to the transactions contemplated hereby;

                  (iii) conflict with or result in a default of any provision of any agreement or instrument, which would be material to the transactions contemplated hereby, to which such Vendor or either of Seaway, Stablex or Gulfstream is a party or by which such Vendor or either of Seaway, Stablex or Gulfstream may be bound;

                  (iv) conflict with any rights of any third party which would be material to the transactions contemplated; or

                  (v) conflict with any order, writ, injunction, decree, statue, rule or regulation applicable to such Vendor or either Seaway, Stablex or Gulfstream.

         (b) Corporate Organization and Authority. Each of Seaway, Stablex and Gulfstream is a validly existing corporation, current and not in default with respect to filings required under the laws of its jurisdiction of incorporation and has all of the requisite corporate power and authority to own, lease and operate its properties and carry on its business as now being conducted.

         (c) Constating Documents. The Constating Documents of each of Seaway, Stablex and Gulfstream are as set forth in Exhibit 5(1)(c), none of which has been amended, other than as reflected in said Exhibit and there is no application pending for the amendment of any of same. The Vendors have made available to the Purchaser the existing written minutes contained in the minute books of each of Seaway, Stablex and Gulfstream, which are complete and accurate in all material respects.

         (d) Qualifications. None of Seaway, Stablex or Gulfstream has any office or other establishment outside of the Province of Quebec to which any employee reports other than as set forth in Exhibit 5(1)(d) and have not received any written notice or other written communication from any applicable governmental authority to the effect that any of them is not permitted to carry on business in any jurisdiction where it is carrying on business as of the date of this Agreement.

         (e) Capital Stock. The authorized capital of each of Seaway, Stablex and Gulfstream is as set forth in Exhibit 5(1)(e), of which only (i) the Purchased Shares for Seaway, (ii) 502 shares and 50,000 preferred shares for Stablex all of which are owned beneficially and of record by Seaway and (iii) 100 shares for Gulfstream, all of which are owned beneficially and of record by Seaway, are issued and outstanding, each of which is fully paid and non-assessable and has been duly authorized and validly issued.

         (f) Options. Other than the Purchaser's rights hereunder, there are no outstanding (written or oral) subscriptions, options, warrants or other rights to purchase or subscribe (i) for any shares of the capital stock of the Corporation or convert any obligation into any shares in the capital stock of the Corporation, and the Corporation has not agreed to issue or sell any shares of its capital stock or any securities of any

                                    PSA-13
                  kind; or (ii) to purchase any assets owned by Seaway or Stablex or Gulfstream other than pursuant to purchase order in the Ordinary Course.

         (g) Shareholder Agreements. None of the Purchased Shares are subject to any declaration of the sole shareholder, shareholders' agreement, voting trust, escrow agreement or other similar agreement with the exception of the Shareholders Agreement described in Exhibit 5(1)(g).

         (h) No Violation. The execution and delivery of this Agreement and the performance of the transactions contemplated hereby will not, with or without the giving of notice and/or the passage of time:

                  (i) violate any provision of law applicable to either of Seaway or Stablex or Gulfstream with which the failure to comply would constitute a Material Adverse Affect;

                  (ii) require any consent, license, approval or other authorization of, or any filing with or notice to, any governmental or regulatory authority under any provision of law applicable to either of Seaway or Stablex or Gulfstream which has not been previously obtained and in respect of which the failure to obtain same would constitute a Material Adverse Effect; or

                  (iii) conflict with or result in a default of any provision of any material agreement to which either of Seaway or Stablex or Gulfstream is a party or by which any of them is bound that would constitute a Material Adverse Effect.

         (i) Shares Free and Clear. Each of the Vendors are the legal and beneficial owners of the Purchased Shares registered in its name with good and marketable title, free and clear of any Title Defect.

         (j) Share Certificates. The share certificates representing the Purchased Shares are genuine and valid.

         (k) Financial Statements. The Financial Statements and the Interim Financial Statements have been prepared from the Books and Records of the Corporation on a consolidated basis in accordance with Canadian G.A.A.P., applied on a consistent basis with those of previous fiscal years and each present fairly the financial position, the assets and the liabilities of the Corporation as at the respective dates of the relevant statements and the sales and earnings of the Corporation on a consolidated basis during the period covered by such statements. Except to the extent reflected or reserved against in the Financial Statements and Interim Financial Statements, the Corporation does not have any liabilities or obligations of any nature whatsoever, whether accrued, absolute, contingent or otherwise, other than those incurred by the Corporation in the Ordinary Course of business since the Balance Sheet Date, which would have a Material Adverse Effect

         (l) Subsequent Activities. Without in any way limiting the generality of the foregoing, since the Balance Sheet Date none of Seaway, Stablex or Gulfstream has, directly or indirectly,

                                    PSA-14

                  (i) except for the purchase by Seaway of 49 shares from Serge St-Laurent on February 25, 2005, declared or paid any dividends on its capital stock or redeemed, purchased or otherwise acquired any shares of its capital stock or otherwise reduced its paid-up capital;

                  (ii) except for increases paid in the Ordinary Course of its business, as set forth in Exhibit 5(1)(l)(ii)increased the salary, fringe benefits or other compensation of its officers, directors or employees, or made any bonus or profit sharing distribution or similar payment of any kind;

                  (iii) issued, sold, purchased, redeemed, or repaid, or issued options or rights to subscribe for, or entered into any contracts to sell or purchase any bonds, notes, debentures or other evidences of indebtedness, with the exception of the redemption or repayment by Stablex to certain of the Vendors prior to the Closing Date of an amount of approximately US $244,000 plus interest accrued thereon, representing the repayment in full in capital and interest of amounts advanced to Stablex by such Vendors under Junior Subordinated Notes dated as of June 23, 1995;

                  (iv) increased its indebtedness for borrowed money or made any loan or advance;

                  (v) authorized agreed or otherwise committed whether or not in writing, to do any of the things described in
                          Section 5(1)(l)(i), Section 5(1)(l)(ii) and Section 5(1)(l)(iii) (inclusively), except as permitted therein;

                  (vi) suffered any damage or destruction or extraordinary loss which would constitute a Material Adverse Effect, whether or not covered by insurance;

                  (vii)   compromised or settled any litigation;

                  (viii)  made any capital expenditures exceeding CDN $
                          3,000,000;

                  (ix)    cancelled or waived any material claims or rights;

                  (x)     sold any assets outside Ordinary Course of business;

                  (xi) written off as uncollectible any Accounts Receivables which in the aggregate is material to the Corporation or in excess of $10,000;

                  (xii) conducted operations otherwise than in accordance with the Ordinary Course of its business.

         (m) Ownership of Assets. Each of Seaway, Stablex and Gulfstream has good and marketable title to and owns and possesses all its properties and assets reflected as being owned in their respective financial Books and Records free and clear of any Title Defect, other than Permitted Encumbrances.

         (n) Machinery and Equipment. Each of Seaway, Stablex and Gulfstream is the owner of all machinery and equipment reflected as being owned in their respective financial Books and Records used by them for their business, all of which, in the case of Stablex, is located at the Property. The machinery and equipment presently being used by each of Seaway, Stablex and Gulfstream is, in all material respects, in good working order and free of apparent defect, the Vendors make no representation or warranty herein with respect to latent defects.

                                    PSA-15

         (o) Real Property. Stablex conducts its business solely at the Property and on the Lease Lands, Seaway conducts its business solely at the Property and Gulfstream conducts its business solely at the leased premises listed at Exhibit 5(1)(d), and none of such parties use or occupy any other real or immovable property, nor have Gulfstream, Stablex or Seaway granted any other person any lease or other right of occupancy with respect to the Property. All Permits required have been issued to Stablex, Seaway, or Gulfstream as set out in Section 5(1)(p) hereof and in Exhibit 5(1)(p) hereof, to enable the real property to be lawfully occupied and used by the Corporation for the purposes for which they are currently occupied and used, the absence of which would have a Material Adverse Effect, have been lawfully issued and are in full force and effect, in all material respects. The Lease is in full force and effect and is valid and binding on all parties to the Lease and all rents and additional rents have been paid and following completion of the transaction contemplated herein Stablex will not be in breach of the terms and conditions of the Lease and the Lease will still be in full force and effect and be valid and binding on all parties to the Lease.

         (p) Permits. The Corporation owns or holds, unencumbered, all licenses, permits, franchises, approvals, authorizations, certificates of authorization, decrees, certificates of occupancy and similar rights and privileges required by any Governmental Entity (collectively "Permits") necessary for the conduct of the business, where presently carried on, except for those in respect of which the failure to hold same would not constitute a Material Adverse Effect. The Permits, if any, for each of Stablex, Seaway and Gulfstream are identified in Exhibit 5(1)(p). All such Permits and more particularly, but without limitation, the Operating Permit with respect to Stablex, will remain with the relevant Corporation upon the Closing Date and the consummation of the transactions contemplated herein or therein will not create any right of modification, limitation, termination or revocation on the part of a third party granting such Permits. None of Seaway, Gulfstream or Stablex is in violation of or in default under any Permit except for any violations or infringements which would not in the aggregate constitute a Material Adverse Effect and except as disclosed, if any, in Exhibit 5(1)(p).

         (q) Intellectual Property Rights. Exhibit 5(1)(q) is a complete and accurate list of all registered and unregistered trademarks, service marks, trade names, patents, inventions, trade secrets, copyrights, service marks, industrial designs, applications for the registration thereof and other industrial and intellectual property (collectively "Intellectual Property") owned or licensed by the Corporation, if any, and it does not use any other Intellectual Property in connection with the conduct of its business. To the Best of its Knowledge, the Corporation is not infringing upon any Intellectual Property belonging to any other Person and To the Best of its Knowledge, no person is infringing upon the Intellectual Property owned by any of them.

         (r) Compliance with Laws. The conduct by the Corporation of its business does not and has not violated or infringed any applicable law, except for violations or infringements which would not in the aggregate constitute a Material Adverse Effect except as disclosed in Exhibit 5(1)(r).

         (s) Litigation. Except as disclosed in Exhibit 5(1)(s), there are no suits, written claims, actions (arbitration or legal) or administrative or other proceedings or notice of governmental investigations pending or, To the Best of its Knowledge, threatened against the Corporation, its business or any of their assets directly or indirectly before any court or administrative agency or office. To the Best of its Knowledge, there are no facts or circumstances which could reasonably form

                                    PSA-16
                  the basis of any such suits, claims, actions, proceedings, or render the Corporation subject to any investigation or proceedings by any governmental or regulatory authority.

         (t) Insurance. Exhibit 5(1)(t) contains a list and brief description of all insurance policies currently maintained by the Corporation. The Corporation has not been refused insurance coverage in the past and the Corporation has not received any notice from any insurer, written or verbal, that the current policies will not as regards the next renewal be renewed on terms at least as favourable as the terms currently applicable or which would have a Material Adverse Effect. The Corporation is not in default with respect to premium payments and has not failed to give any notice or present any claims under any insurance policy in a due and timely fashion. Part of Exhibit 5(1)(t) is a list of all material claims with reasonable particulars made under any policies of insurance maintained by the Corporation over the past five calendar years.

         (u) Surety. Exhibit 5(1)(u) contains a list and brief description of all surety bonds posted by or on behalf of the Corporation. Such bonds are in a form and amount satisfactory to the Obligee thereof, constitute the only obligations of the Corporation to provide surety bonds or any other like financial assurance, and no surety has declined to issue, or given notice of intent not to maintain or renew, any surety bond.

         (v)      Environmental Matters.

                  (i) Environmental Studies. The conduct by each of Stablex, Seaway and Gulfstream of their respective businesses does not violate any applicable Environmental Laws, except for violations which would not constitute a Material Adverse Effect and except as disclosed in the documents listed in
                          Exhibit 5(1)(v)(i). To the Best of its Knowledge, the properties and buildings currently or formerly owned, leased or used, if any, by each of Stablex, Seaway and Gulfstream (other than the waste disposal site and the plant site) has never had asbestos, asbestos containing materials, PCBs, radioactive substances other than in their naturally occurring state, or aboveground or underground storage systems, active or abandoned, located on, at or under them. The Corporation holds all Permits required under applicable Environmental Laws in connection with the operation of the business and in accordance with Section 5(1)(p) hereof and held by each of Seaway, Gulfstream and Stablex as set forth in Exhibit 5(1)(p) hereof, the absence of which would constitute a Material Adverse Effect. To the Best of its Knowledge and except as disclosed in the documents listed in
                          Exhibit 5(1)(v)(i), neither Stablex, Seaway or Gulfstream is under any obligation to remedy conditions pursuant to any applicable Environmental Law and none has received any demand relating thereto. None of the persons referred to in Section 2(1)(uu) has any knowledge that the properties adjacent to the Property are contaminated. To the Best of its Knowledge and except for instances which would have no Material Adverse Effect on the Corporation, there are no known or apprehended conditions at or related to the Lease Lands that would result in a violation of any Permits or that would result in increased costs of, or reductions in, operations conducted thereat by Stablex. To the Best of its Knowledge and except for instances which would have no Material Adverse Effect on the Corporation (i) no properties adjacent to the Property are contaminated as the result of any action and/or omission by any of Stablex, Seaway or Gulfstream; (ii) neither Stablex, Seaway or Gulfstream has transported, removed or disposed of any waste to a location

                                     PSA-17
                          outside of Canada except as permitted or required by Environmental Laws; (iii) except as permitted by Environmental Laws for industrial use sites and except as authorized under Environmental Laws for Stablex, there are no contaminants located in the ground or in ground water under the Property, and
                          (iv) Stablex has in place comprehensive
                          environmental management policies and Stablex is complying, in all material respects, with all such policies. The Vendors have heretofore delivered to or given Purchaser access to the true and complete copies of any environmental studies, surveys, memorandums, annual reports to the Ministere de l'Environnement du Quebec or other reports relating to the Property or the business commissioned by or requested or furnished to the Corporation during the preceding five (5) year period preceding the date of this Agreement, all of which are listed on
                          Exhibit 5(1)(v)(i), and none of the Vendors nor the Corporation has possession or has a copy of any other such environmental studies, surveys, memorandums or other reports than those listed in
                          Exhibit 5(1)(v)(i); and

                  (ii) Trust. Exhibit 5(1)(v)(ii) contains details of the trust account established in the name of the Ministere de l'Environnement du Quebec, pursuant to an agreement therewith dated December 16, 1986 amended September 10, 1990 and November 16, 1994, which trust is fully funded for all waste and contaminated soil treated by Stablex up to the Closing Date, is in good standing with the Ministere de l'Environnement du Quebec as at the Closing Date, and is the only trust or trust account required to be established by and in connection with the operations conducted by Stablex.

         (w)      Financial Statements, Tax Liabilities and Tax Returns.

                  (i) Tax Liabilities. The Corporation does not have any liability, obligation or commitment for the payment of Taxes, except those as are disclosed in the Financial Statements or the Interim Financial Statement or such Taxes not yet due as have arisen since the Balance Sheet Date in the usual and Ordinary Course of business and for which adequate provisions in the accounts of the Corporation has been made, and they are not in arrears with respect to any required withholdings or instalment payments of any Tax of any kind. Neither Revenue Canada Taxation nor any other Canadian or U.S. taxing authority is now asserting or threatening to assert any deficient or claim for additional Taxes against the Corporation and there are no disputes as to any Taxes payable by the Corporation nor as to any matter which would have the Material Adverse Effect of reducing any Tax loss carry forward that may be available to either of them. There are no actions, suits, proceedings, investigations or claims now threatened or pending against the Corporation in respect of Taxes nor are there any matters under discussion with any Governmental Entity with respect to Taxes, other than as set forth in Exhibit 5(1)(w)(i).

                  (ii) Tax Returns. The Corporation has prepared and filed with the appropriate governmental authorities all Tax returns required to be filed and such returns are correct and complete in all material respect; the Corporation has paid or made provision for the payment of all Taxes shown on such returns to be payable or which have or may become due pursuant to any assessment heretofore received by any of them, and the provisions for all Taxes including, without limitation, income taxes, reserved on its most recent audited balance sheet are sufficient to cover all such Taxes which have been assessed or reassessed against any of them in respect of their business,


                                     PSA-18
                          operations and property during the periods covered thereby and all prior periods other than as set forth in Exhibit 5(1)(w)(ii). The Corporation has not executed or filed with any taxing authority any agreement extending the period for assessment or collection of any income or other Taxes. The Corporation has withheld from each payment made to their employees, officers and directors all deductions required to be made therefrom and have paid same to the proper Tax or other authorities.

                  (iii) Financial Statements. The Vendors have delivered to the Purchaser (a) the audited financial statements of the Corporation for the periods ended December 31, 2004, 2003, and 2002 (hereinafter collectively referred to as the "Financial Statements"); and (b) the Interim Financial Statement. The Financial Statements and the Interim Financial Statement have been prepared in accordance with Canadian G.A.A.P. consistently applied and reflect accurately the transactions entered into the books and accounts of the Corporation, as at the dates thereof.

         (x)      Employees.

                  (i) Exhibit 5(1)(x)(i) sets forth, inter alia, the names, ages, years of service with the Corporation and total annual compensation of each employee as of the date of this Agreement (including a breakdown of salary and bonus, if any, and any accrued rights under any Benefit Plan that would terminate pursuant to the execution hereof and the consummation of the transaction set out herein). All amounts due or accrued due for all salary, wages, bonuses, commissions, vacation with pay, pension benefits or other employee benefits are reflected in the Interim Financial Statements.

                  (ii) The Purchaser has taken cognizance of Exhibit 5(1)(x)(i) and acknowledges that the Corporation will maintain the current salary levels and will recognize the years of service with the Corporation. The foregoing provision shall not mitigate or affect the right of the Corporation and/or the Purchaser's right to modify compensation arrangements (whether base salary, bonus, pension or other benefits) or terminate the employment of any employees of any of them in accordance with the provisions of the Quebec Civil Code and/or the Quebec Labour Standards Act and/or applicable U.S. legislation pertaining to verbal employment agreements of indeterminant terms.

                  (iii) The Purchaser acknowledges and agrees that each of the Vendors make no representation or warranty that any such person will not resign or voluntarily terminate employment with the Purchaser with the exception of those persons identified in Exhibit 5(1)(x)(iii).

         (y)      Labour Relations.

                  (i) To the Best of its Knowledge, other than as set forth in Exhibit 5(1)(y)(i), there are no outstanding complaints, grievances, claims, work orders or investigations relating to employment and employment practices, terms and conditions of employment, and wages and hours.

                  (ii) Except as set forth in Exhibit 5(1)(y)(ii), there is no collective agreement, written employment or consulting agreement or severance contract, arrangement or understanding to which the Corporation is a party as of the date of this Agreement and no collective bargaining


                                     PSA-19
                          agreement is currently being negotiated with any employees of the Corporation. No union representation question exists respecting employees, and there is no labour strike, dispute, work slowdown or work stoppage pending or involving the Corporation.

         (z)      Benefit Plans.

                  (i) The list and description of Benefit Plans in Exhibit 5(1)(z) is a complete and accurate list and description of all Benefit Plans applicable to employees of the Corporation or Stablex together with all amendments that have been made to such plans since their inception and all of the employee benefit booklets relating thereto.

                  (ii) There are no outstanding defaults or violations by the Corporation of any obligation required to be performed by any of them in connection with any Benefit Plan listed in Exhibit 5(1)(z), except for defaults or violations, which would not constitute a Material Adverse Effect. All Benefit Plans have been duly registered where required by, and are in good standing under, all applicable legislation and the Corporation has fulfilled its funding obligations under all such plans and no past service funding liabilities exist thereunder and each Benefit Plan which is a funded plan is fully funded on a solvency basis and has a deficiency of $126,000 and no more on a going concern basis. There are not written notices of any pending investigations by any Governmental Entity, termination proceedings or other written claims (except claims for benefits payable in the normal operation of the Benefit Plans), suits or proceedings against or involving any Benefit Plan or asserting any rights or claims to benefits under any Benefit Plan, and To the Best of its Knowledge, there is no basis for any such claims, suits or proceedings.

                  (iii) No promises or commitments have been made by the Corporation or the Vendors to amend any Benefit Plan in any material respect or to provide increased benefits thereunder or to create any additional Benefit Plan.

         (aa) Suppliers and Customers. Since the Balance Sheet Date, no supplier or customer of any of the Corporation has terminated, or threatened in writing to terminate, its relationship with any of the Corporation, which would have a Material Adverse Effect on any of them.

         (bb)     Relations with Related Parties. Except as disclosed on
                  Exhibit 5(1)(bb), none of the Vendors nor any party with whom such Vendor does not act at arm's length (as such term is defined in the Income Tax Act (Canada)) (i) owns any material properties, tangible or intangible, which are or have been used by the Corporation in the conduct of its business; or
                  (ii) sells, leases or otherwise provides any material goods or services to the Corporation, or vice versa.

         (cc) Contracts. Exhibit 5(1)(cc) is a true and complete list and description as at the date hereof of all written contracts and commitments (excluding purchase orders or supply contracts of less than CDN $200,000) to which the Corporation is a party or by which any of them is bound and which is:

                  (i) any Contract having a value or requiring expenditure annually in excess of CDN$200,000;


                                    PSA-20

                  (ii) any continuing Contract for the purchase of materials, supplies, equipment or services involving in the case of any such Contract more than CDN$200,000 over the life of the Contract;

                  (iii) any Contract which expires or may be renewed at the option of any person other than the Corporation so as to expire more than one year after the date of this Agreement;

                  (iv) any trust indenture, mortgage, promissory note, loan agreement or other Contract for the borrowing of money, any currency exchange, interest rate, commodities or other hedging arrangement or any leasing transaction of the type required to be capitalized in accordance with GAAP;

                  (v) any confidentiality, secrecy or non-disclosure Contract (except for any such Contract with suppliers and customers entered into in the ordinary course, which contain confidentiality, secrecy or non-disclosure provisions) or any Contract limiting the freedom of the Corporation to engage in any line of business, compete with any other Person, solicit any Persons for any purpose, operate its assets at maximum production capacity or otherwise conduct its business;

                  (vi) any Contract pursuant to which the Corporation is a lessor of any machinery, equipment, motor vehicles, office furniture, fixtures or other personal property;

                  (vii) any Contract with any Person with whom the Corporation or the Vendor does not deal at arm's length within the meaning of the Tax Act;

                  (viii) any agreement of guarantee, support, indemnification, assumption or endorsement of, or any similar commitment with respect to, the obligations, liabilities (whether accrued, absolute, contingent or otherwise) or indebtedness of any other Person; and

                  (ix)    any Contract made out of the Ordinary Course.

                  The Corporation and each of the other Parties have performed all obligations to be performed under all Contracts, and neither of the Corporation nor any other party thereto is in default under any provision of such Contracts, and no event has occurred which constitutes, or which with the passage of time or the giving of notice or both will constitute, a breach or default under any provision thereof or which would permit the acceleration or termination of any obligation of any party thereto or the creation of any lien or encumbrance upon any asset of the Corporation or which would give rise to any of the foregoing upon the giving of notice or lapse of time or both. The copies of each of the Contracts delivered by the Vendors to the Purchaser represent the full and complete text thereof and have not been amended or modified, nor have any provisions thereof or rights of any party thereto been waived. Each of the Contracts was entered in a bona fide transaction in the Ordinary Course of the business of the Corporation.

         (dd) Canadian Resident. Each of the Vendors is a resident of Canada within the meaning of the Income Tax Act (Canada), with the exception of John T. Corcia, Corcia Family Irrevocable Trust, Joseph Hartman Restated Revocable Trust, John Jenchura and Steve Bruni with respect to which the tax certificates under Section 116 of the Income Tax Act (Canada) and the equivalent provincial certificates, if required, will be obtained prior to Closing failing which withholding amounts shall be kept in escrow in accordance with applicable laws and further pursuant to the terms of the escrow agreement set forth in Exhibit 5(1)(dd) herein.

                                    PSA-21

         (ee) Contract Liability. Except as disclosed in Exhibit 5(1)(ee), there is not and there has not been during the past three years any action, suit, written inquiry, proceeding or investigation by or before any court or governmental or other regulatory or administrative agency or commission pending or, To the Best of its Knowledge, threatened against or involving the Corporation relating to any service alleged to have been rendered or sold by the Corporation and alleged to have been improperly rendered or sold, and none of the Vendors nor any of the Corporation knows or has any reason to know of any basis for any such action, proceeding or investigation.

         (ff)     Purchase Orders and Customer Documents. Attached hereto as
                  Exhibit 5(1)(ff) is (a) a copy of each form of purchase order used by Stablex during the past three years which sets forth terms and conditions for the purchase of services, and (b) each Stablex standard form used for customer's contract, quotation, order acknowledgement and invoice used by Stablex during the past three (3) years which sets forth terms and conditions for the sale of services.

         (gg) No Broker's Fee. The Corporation has not incurred any obligation or liability for broker's or finder's fees with respect to the transaction contemplated hereby.

         (hh) Subsidiaries. None of Seaway, Stablex or Gulfstream has, directly or indirectly, any ownership or other interest in, or control of any corporation, partnership, joint venture, business association or other entity.

         (ii) Accounts Receivable. All Accounts Receivable are bona fide, and, subject to an allowance for doubtful accounts that has been reflected on the books of the Corporation in accordance with Canadian G.A.A.P. and consistent with past practice, collectible without set-off or counterclaim.

         (jj) List of Customers. Exhibit 5(1)(jj) is a true and correct list of the top 25 customers of the Corporation for the 2004 financial year and the first quarter of 2005 by dollar amount of sales and of all the sales contracts, commitment letters and purchase orders entered into with such customers; true and complete copies of such sales contracts, commitment letters and purchase orders have been delivered to the Purchaser

           Section 6 Representations, Warranties and Additional Covenants of the Purchaser.

                  The Purchaser hereby represents and warrants to the Vendors that the following representations and warranties are true and accurate:

         (a) Corporate organization and authority. The Purchaser is a validly existing corporation, is current with respect to filings required under the laws of its jurisdiction of incorporation and has all of the requisite corporate power and authority to own, lease and operate its properties and carry on its business as now being conducted.

         (b) Authority of the Purchaser to enter into Agreement. The Purchaser has the legal power, capacity and authority to enter into this Agreement and consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the performance of obligations of the Purchaser hereunder will not, with or without the giving of notice and/or the passage of time:

                  (i) violate any provision of law applicable to the Purchaser or its Constating Documents, with which the failure to comply would be material to the transactions contemplated hereby;

                                    PSA-22

                  (ii) require any consent or approval of, or any filing with or notice to, any governmental authority under any provision of law applicable to the Purchaser, which has not been previously obtained and in respect of which the failure to obtain same would be material to the transactions contemplated hereby;

                  (iii) conflict with or result in a default of any provision of any agreement or instrument, which would be material to the transactions contemplated hereby, to which the Purchaser is a party or by which the Purchaser may be bound. This Agreement constitutes a valid and binding obligation of the Purchaser enforceable against the Purchaser in accordance with its terms, subject to applicable bankruptcy, insolvency and other similar laws relating to or affecting the enforcement of creditors' rights generally, and principles of equity.

         (c) Investment Canada Act. The Purchaser is not a non-Canadian within the meaning of the Investment Canada Act.

         (d) No Broker's Fees. The Purchaser has not incurred any obligation or liability for broker's fees or finder's fees with respect to the transaction contemplated hereby.

           Section 7  Conduct of Business Prior to Closing.

      During the Interim Period, the Vendors will cause the Corporation to conduct the business in the Ordinary Course. Without limiting the generality of this Section 7, the Vendors will cause the Corporation to:

         (a) Subject to the representation and warranty in Section 5(1)(x)(iii), use its best efforts to preserve intact the current business organization of the Corporation, keep available the services of the present employees and agents of the Corporation and maintain good relations with, and the goodwill of, suppliers, customers, landlords, creditors, distributors and all other Persons having business relationships with the Corporation;

         (b) confer with the Purchaser concerning operational matters of a material nature;

         (c) use reasonable efforts consistent with past practice to retain possession and control of its Assets and preserve the confidentiality of any confidential or proprietary information of the business or the Corporation;

         (d) conduct the business in such a manner that on the Closing Date, the representations and warranties of the Vendors contained in this Agreement shall be true, correct and complete as if such representations and warranties were made on and as of such date; and

         (e) otherwise periodically report to the Purchaser concerning the state of the business and the Corporation.

           Section 8   Exclusive Dealing.

      During the Interim Period, the Vendors shall not, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, provide any non-public information to, or consider the merits of any inquiries or proposals from, any Person (other than the Purchaser) relating to any transaction involving the sale of any shares of the Vendors or


                                    PSA-23
the Corporation or any of them or the sale of the business or any of the Assets (other than as permitted in this Agreement).

           Section 9   Request for Consents.

      The Vendors will use all reasonable efforts to obtain, prior to Closing, all Consents. Such Consents shall be upon such terms as are acceptable to the Purchaser, acting reasonably. The Purchaser will co-operate in obtaining such Consents.

           Section 10   Risk of Loss.

      If, prior to the Closing, all or any material part of the Assets are destroyed or damaged by fire or any other casualty or are appropriated, expropriated, seized or operations thereof or thereat are required to cease by any Governmental Entity, the Purchaser shall have the option, exercisable by notice in writing given within four Business Days of the Purchaser receiving notice in writing from the Vendors of such destruction, damage, expropriation or seizure:

         (a) to reduce the Purchase Price by an amount equal to the cost of repair, or, if destroyed or damaged beyond repair, by an amount equal to the replacement cost of the Assets so damaged or destroyed and to complete the purchase provided all proceeds of insurance, including, but not limited to, all proceeds of any business interruption insurance, for such damage, destruction and business loss for any period prior to the Closing Date are paid to the Vendors immediately upon receipt;

         (b) to complete the transaction contemplated in this Agreement without reduction of the Purchase Price, in which event (i) all proceeds of any insurance (other than business interruption insurance as provided in (ii) below) or compensation for expropriation or seizure shall be retained by the Corporation, and (ii) all proceeds of any business interruption insurance which compensates for business lost during the Interim Period less the sum of all deductibles on all other insurance shall be paid to the Vendors immediately upon receipt; or

         (c) of terminating this Agreement and not completing the transaction contemplated in this Agreement, in which case all obligations of the Purchaser and the Vendors shall terminate immediately upon the Purchaser giving notice as required herein.

           Section 11   Conditions Precedent.

(1) The obligation of the Purchaser to proceed with the Closing is subject to each of the conditions hereinafter set forth, all of which are agreed to be material and are inserted for the exclusive benefit of the Purchaser, and may be waived in whole or part by the Purchaser, provided that any waiver, to be effective, must be in writing:

         (a) the Purchaser shall have been furnished with an opinion of the counsel of the Vendors, dated the Closing date, acceptable to the Purchaser and the Purchaser's counsel, acting reasonably;

         (b) all requisite action of the Vendors and the Corporation shall have been taken to approve the transfer of the Purchased Shares and all the directors and officers of the Corporation shall have resigned;

         (c) the Shareholders Agreement referred to in Section 5(1)(g) shall be terminated;

         (d) the Management Services Agreement between Stablex and Gulfstream shall have been terminated;

                                     PSA-24

         (e) the Purchaser shall have received a certificate, dated the Closing Date, confirming that the representations and warranties of the Vendors in this Agreement are true and accurate as if made at and as of the Closing, and that the Vendors have complied with all the covenants and agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing;

         (f) the Vendors, Seaway, Stablex and Gulfstream and the resigned directors and officers shall have executed and delivered mutual releases to the satisfaction of the Parties;

         (g) each of the Vendors having delivered an executed copy of a letter of agreement acknowledging such Vendor's commitment set forth in Section 14(6) of this Agreement;

         (h) estoppel certificate or landlord's acknowledgement in connection with the Lease;

         (i) the settlement of all outstanding obligations (i) with the Vendors, John T. Corcia and Joseph Hartman under existing employment agreements and compensation arrangements, including, without limitation, the termination thereof and resignation from employment of Joseph Hartman and (ii) under any transaction advisors contract (except for such contracts with Serge St-Laurent and Ed Wheeler) and termination of said agreements and delivery of mutual releases prior to Closing without cost to Seaway, Stablex, Gulfstream or the Purchaser;

         (j) execution of an employment agreement and non-competition agreement in the form of Exhibit 4(5) by John T. Corcia, the execution and delivery of a non-competition agreement with each Vendor and with Joseph Hartman substantially in the form of Exhibit 4(7) and the execution of an employment agreement with Roger Gibb;

         (k) Purchaser having received financing by way of debt financing, sufficient to complete the transaction on terms satisfactory to Purchaser; a copy of the executed engagement letter delivered to the Vendors on the date of execution hereof is attached hereto as Exhibit 11(1)(k);

         (l) necessary regulatory approvals, if any, having been obtained on terms satisfactory to Purchaser, such approvals being listed in Exhibit 11(1)(l);

         (m) all consents and authorizations having been obtained on terms acceptable to Purchaser, such approvals being listed in
                  Exhibit 11(1)(m);

         (n)      no Material Adverse Effect having occurred during the Interim
                  Period;

         (o) Purchaser being satisfied with the repayment of all indebtedness for borrowed money and the release and discharge of all related security interests of each of Seaway, Stablex and Gulfstream on or prior to Closing and any other financial instrument, to be settled prior to Closing including any swap instruments;

         (p) satisfaction by Purchaser that the business has been conducted in the Ordinary Course of business during the Interim Period including, without limitation, not having completed, incurred, or committed to any distributions of dividends or bonuses, sale of assets out of the Ordinary Course, capital expenditure, (other than those capital expenditures disclosed in Exhibit 11(1)(p)), increase in wages, settlement of litigation or reduced insurance coverage;

                                     PSA-25

         (q) the transfer of the assets of Gulfstream described in Exhibit 11(1)(q) to John T. Corcia and the assumption by John T. Corcia of the Gulfstream office space lease shall have been completed on terms satisfactory to the Purchaser;

         (r) Purchaser being satisfied that the minute book deficiencies have been rectified.

(2) In the event that any of the conditions precedent set forth in Section 11(1) shall not have been fulfilled or performed on or prior to the Closing Date, otherwise than as a result of a cause attributable to the Purchaser, the Purchaser shall have the option either to terminate the Agreement, on or prior to the Closing Date, by notice in writing to the Vendors, or proceed with the Closing provided that the waiver of any condition shall be without prejudice to any other right of the Purchaser hereunder or at law. Notwithstanding the preceding, either party shall have the option to postpone the Closing Date for a maximum of 15 days in order to fulfill and/or perform the conditions set forth in Section 11(1) to the extent that such conditions are capable of being fulfilled and/or performed.

(3) The Vendors' obligation to proceed with the Closing is subject to the conditions hereinafter set forth, all of which are agreed to be material and are inserted for the Vendors' exclusive benefit, and may be waived in whole or part by the Vendors, provided that any waiver, to be effective, must be in writing:

         (a) all consents, approvals and waivers required for the Closing, in the opinion of the Vendors, shall have been obtained, such consents, approvals and waivers being listed in Exhibit 11(3)(a);

         (b) all requisite corporate actions of the Purchaser shall have been taken to approve the transfer of the Purchased Shares;

         (c) the Vendors shall have been furnished with an opinion of the Purchaser's counsel, dated the Closing Date, acceptable to Vendors and Vendors' counsel, acting reasonably;

         (d) the Vendors, Seaway, Stablex and Gulfstream and the resigned directors and officers shall have executed and delivered mutual releases to the satisfaction of the Parties;

         (e) the Corporation and the Vendors shall have executed mutual releases to the satisfaction of the Parties, such releases to exclude the performance of any obligations stipulated herein or in any document referred to or contemplated hereby or necessary or useful for the transactions set out herein;

         (f) the Vendors shall have received a certificate from the Purchaser, dated the Closing Date, confirming that the representations and warranties of the Purchaser in this Agreement are true and accurate as if made at and as of the Closing, and that the Purchaser has complied with all the covenants and agreements and satisfied all the conditions on its part to be performed or satisfied at or prior to the Closing.

(4) In the event that any of the conditions precedent set forth in Section 11(3) shall not have been fulfilled and/or performed on or prior to the Closing Date, otherwise than as a result of the Vendors' default, the Vendors shall have the option either to terminate the Agreement, on or prior to the Closing Date, by notice in writing to the Purchaser, or proceed with the Closing, provided that the waiver of any condition be without prejudice to any other rights of the Vendors hereunder or at law. Notwithstanding the preceding, either party shall have the option to postpone the Closing Date for a maximum of 15 days in order to fulfill and/or perform the conditions set forth in Section 11(3) to the extent that such conditions are capable of being fulfilled and/or performed.

                                     PSA-26

           Section 12   Acknowledgement by the Purchaser.

(1) The Purchaser hereby acknowledges that it has been permitted by the Vendors to conduct an examination of the Books and Records, operations, property, contracts and prospects of the Corporation, as well as the information contained in the Confidential Information Memorandum dated and current as of August 14, 2003 prepared by the Corporation, and further acknowledges having been supplied with all additional information requested by it. The Purchaser has not formulated the opinion that any of the representations and warranties set forth in Section 5 hereof are incorrect in any material respect but the Purchaser makes no representation or warranty that information received or due diligence completed does not or will not disclose, result in or give rise to a misrepresentation or a breach of warranty by the Vendors. Purchaser undertakes to advise Vendors immediately if any information or due diligence received by it prior to the Closing Date constitutes or could, immediately or with the passing of time, constitute a breach of any representation or warranty hereunder. The Purchaser hereby further acknowledges that the aforementioned information supplied to it, whether verbally or in writing, does not in any way extend, add to or modify the representations and warranties of the Vendors contained in this Agreement or in any certificate delivered to the Purchaser pursuant hereto.

(2) The Vendors hereby acknowledge that such examinations and information undertaken by the Purchaser or its agents shall not serve to diminish the liability of the Vendors occasioned by the Vendors' breach of any representations and warranties made by the Vendors pursuant to the provisions of this Agreement, or otherwise prevent the Purchaser from enforcing the obligations of the Vendors pursuant to this Agreement, it being understood and agreed that the Purchaser's purchase of the Purchased Shares pursuant to this Agreement shall be in reliance upon such representations and warranties.

           Section 13   Survival of Representations and Warranties.

All representations, warranties, covenants, obligations and agreements of each of the Parties and in any certificate to be delivered pursuant hereto shall survive the Closing as follows:

         (a) subject to Section 13(c), the representations and warranties relating to any Tax Claim as set out in Section 5(1)(w) shall survive until the later of (i) the date upon which the liability to which any such Tax Claim may relate is barred by all applicable prescription or statutes of limitation (after taking into account any extensions, provided same have not been requested by the Purchaser or the Corporation subsequent to the date hereof), and (ii) the date upon which any claim for refund or credit related to such Tax Claim is barred by all applicable prescription or statutes of limitations. After such period, neither of the Parties shall have any further liability hereunder with respect to such representations and warranties except with respect to Tax Claims made within such period in accordance with the terms of this Agreement;

         (b) subject to Section 13(c), all of the other representations and warranties contained in this Agreement shall survive for a period of two (2) years from the Closing Date;

         (c) any representation and warranty involving fraud or fraudulent misrepresentation by the Party giving that representation and warranty will survive and continue in full force and effect without limitation of time; and

         (d) all covenants, obligations and agreements of the Parties contained in this Agreement shall survive the Closing in accordance with the terms and conditions applicable thereto and in accordance with applicable laws.

                                     PSA-27

         After the end of such applicable time periods specified herein relating to representations and warranties, neither of the Parties shall have any further liability hereunder with respect to such representations and warranties except with respect to claims made in writing within such applicable time period in accordance with the terms of Section 14.

           Section 14   Indemnification.

(1) Subject to Section 13, in the event of any inaccuracy in or breach of any representation or warranty contained in Section 5 or in the certificate to be delivered to the Purchaser pursuant to Section 11(1)(e), or any failure of the Vendors to duly perform or observe any obligation, term, provision or condition on its part to be performed or observed pursuant to or in connection with the Agreement, the Vendors hereby agree to indemnify and save and hold the Purchaser free and harmless from and against any direct liability, damage or loss (including reasonable legal fees and other costs and expenses incidental to any suit, action or proceeding instituted against the Purchaser or the Corporation) in connection therewith or resulting therefrom.

(2) Subject to Section 13, in the event of any inaccuracy in or breach of any representation or warranty contained in Section 6, or any failure of the Purchaser to duly perform or observe any obligation, term, provision or condition on its part to be performed or observed pursuant to or in connection with the Agreement, the Purchaser agrees to indemnify and save and hold the Vendors free and harmless from and against any direct liability, damage or loss (including reasonable legal fees and other costs and expenses incidental to any suit, action or proceeding instituted against the Vendors) in connection therewith or resulting therefrom.

(3) The Party seeking indemnification shall notify the indemnifying party in writing, with due diligence. Any failure to promptly notify the indemnifying party of any such claim shall reduce the obligation of the indemnifying party hereunder only if, and to the extent that, the indemnifying party is prejudiced by such failure. The indemnifying party may elect to compromise or defend, at its own expense and by its own counsel, any liability, damage or loss for which indemnification is sought hereunder, provided that the indemnifying party agrees in writing that such liability, damage or loss is entirely within the ambit and covered by the indemnification herein provided. The indemnifying party may make such election by giving written notice to the Party seeking indemnification within 30 days of its receipt of written notice from the Party seeking indemnification. The Party seeking indemnification shall cooperate, at the expense of the indemnifying party, in the compromise of, or defence against, any asserted claim of liability, damage or loss that the indemnifying party elects to defend or compromise. Notwithstanding the foregoing, the indemnifying party may not compromise any asserted claim of liability, damage or loss without the prior written Consent of the Party seeking indemnification, unless the terms of such compromise (i) include as a condition thereof the complete release of the Party seeking indemnification and (ii) do not require the Party seeking indemnification to undertake any action other than the execution and delivery of mutual releases, a stipulation of settlement and similar documents. If the indemnifying party elects not to compromise or defend the asserted claim of liability, damage or loss, fails to notify the Party seeking indemnification of its election as provided herein or contests its obligation to indemnify, the Party seeking indemnification may pay, compromise or defend such asserted claim of liability, damage or loss, without prejudice to the right of the indemnifying party to dispute its obligation to indemnify hereunder. Notwithstanding anything to the contrary in this Section 14, the indemnifying party (if it elects not to participate in the defence of an asserted claim of liability, damage or loss and provided that the Party seeking indemnification elects to defend an asserted claim of liability, damage or loss) shall have the right, at its option and at its expense, to participate in (but not control) the defence and settlement of any asserted claim of liability, damage or loss hereunder. In the event of any claim which may involve potential liability for both the Purchaser and the Vendors, both the Purchaser and the Vendors shall be entitled to participate jointly in the defence of such claim and neither the Purchaser nor the Vendors shall compromise or settle any such claim without


                                     PSA-28
         the consent of the other (which consent shall not be unreasonably withheld). The Purchaser hereby agrees to cause to be made available to the Vendors all files, records and information under the control of the Purchaser and the Corporation and provide, and cause the Corporation to provide, all such co-operation that may reasonably be required by the Vendors in connection with any claim for indemnification.

(4) In the event that any claim contemplated herein is covered by insurance, the right to dispute and contest such claim shall avail first to such insurer. In calculating the amount of any liability, damage or loss with respect to which either Party seeks indemnification hereunder, the amount of such liability, damage or loss shall be reduced by the amount, if any, of any payments made under any insurance policies maintained by the Corporation or the Purchaser with respect to such liability, damage or loss.

(5) Notwithstanding anything contained herein, the Purchaser shall not be entitled to indemnification pursuant to this Section 14 in respect of any breach of any representation or warranty of the Vendors to the Purchaser pursuant hereto, until the amount payable by the Vendors in connection with its indemnification obligations under this Section 14 exceeds the sum of US $477,430 plus CDN $137,340 in the aggregate, and once it exceeds such the aggregate sum, the Vendors shall be liable from the first dollar of all claims including for such aggregate amount of US $477,430 plus CDN $137,340. In calculating the amount of any claims pursuant to Section 14 for purposes of determining whether the amount of such claims exceeds the sum of US $477,430 plus CDN $137,340 in the aggregate, the amount of any such claim shall be determined without regard to Material Adverse Effect, material or other words limiting a particular representation and warranty. In no event shall Vendors be liable to pay Purchaser any amount exceeding the amount of the sum of US $4,774,300 plus CDN $1,373,400. Further, in no event shall any Vendor be liable to pay Purchaser more than his, her or its pro rata portion of such amount.

(6) Each of the Vendors covenants with the Purchaser that, for a period of two years following Closing he, she or it, as the case may be, shall not transfer by way of gift or otherwise an amount exceeding the sum of US $42,968,700 plus CDN $12,360,600 of the aggregate Purchase Price received or to be received by such Vendor without having first received full consideration for any such excess amount transferred by such Vendor based on the fair market value of the assets received by such Vendor as consideration for the transfer of any such excess amount.

(7) With the exception of claims based upon fraud, the indemnification provisions contained in this Section 14 constitute the sole and exclusive remedies and recourse of each Party with respect to the inaccuracy in or breach of any representation or warranty of, or any failure to duly perform or observe any term, provision or condition by, the other Party hereto.

(8) The Parties agree to provide each other with such assistance as may reasonably be requested in connection with Tax matters relating to any taxable period including, without limitation, providing information with respect to the preparation of any Tax return, any audit or other examination by any taxing authority, or any judicial or administrative proceeding relating to liability for Taxes, or any Tax Claim. The Purchaser will cause the Corporation to retain all Books and Records that relate to any Tax return, audit or examination, proceedings, or determination of the Corporation or Stablex for a period of not less than six years following the filing date of such Tax return, shall thereafter give the Vendors at least 30 days' notice prior to destroying any such records and shall, at the request and expense of the Vendors, turn over any such records to the Vendors instead of destroying them.

(9) Notwithstanding anything contained herein, there shall be no indemnification with respect to any liability, damage or loss arising as a consequence of the retroactive effect, to any period of time prior to the Closing Date, of any federal, state, provincial, local, municipal or foreign laws, principles of civil law, regulations or codes, or orders, decrees, rules (having the force


                                    PSA-29
         of law), judgments or injunctions issued, promulgated, approved or entered into on, or at any time subsequent to, the Closing Date.

           Section 15   Notices.

         Any notice, or other communication to be given hereunder shall be deemed to have been received the next working day if sent by facsimile transmission or three days after remitting for delivery to Federal Express or any other recognized international messenger service, at the following addresses:

       ----------------------------------------------------------------------
      | if to the Vendors:           |   Seaway TLC Inc.                     |
      |                              |   2401 PGA Boulevard,                 |
      |                              |   Suite 260                           |
      |                              |   Palm Beach Gardens, Florida 33410   |
      |                              |                                       |
      |                              |   Attention:   Mr. John T. Corcia     |
      |                              |   Telecopier:  (561) 694-8325         |
      |                              |   E-mail:  stablexc@bellsouth.net     |
      |                              |                                       |
      | -----------------------------|- -------------------------------------|
      |  if to the Purchaser:        |   Marsulex Inc.                       |
      |                              |   111 Gordon Baker Road               |
      |                              |   Suite 300                           |
      |                              |   North York, Ontario M2H 3R1         |
      |                              |                                       |
      |                              |   Attention:   Laurie Tugman          |
      |                              |   Telecopier:  (416) 496-4155         |
      |                              |   E-mail:  ltugman@marsulex.com       |
       ----------------------------------------------------------------------


         Either Party may change at any time its address by notice to the other Party given in accordance with this Section.

           Section 16   Concluding Provisions.

(1) This Agreement shall be governed by and construed and enforced in accordance with the laws of the Province of Quebec, and the federal laws of Canada applicable therein.

(2) Except as provided for in Section 4(3)(d), any litigation based on or arising in connection with this Agreement shall be brought and maintained exclusively in the courts of the Province of Quebec or the federal courts of Canada, in Montreal. Each Party hereto hereby expressly and irrevocably submits to the jurisdiction of the aforesaid courts for the purpose of any such litigation. The Purchaser hereby expressly and irrevocably waives any objection which it may now or hereafter have to such choice of venue including, without limitation, any objection based on such choice being an inconvenient forum.

(3) The Parties agree to perform such acts and execute and deliver such writings as may be necessary or desirable from time to time in order to give full effect to the provisions hereof including, without limitation, the timely filing and diligent prosecution of all applications and notices and the timely furnishing of all information required to obtain such consents and authorizations as are necessary or desirable for the Closing.

(4) The provisions hereof shall be binding upon and inure to the benefit of the Parties and their respective successors and assigns, however, none of the Parties may assign or transfer any of its rights or obligations hereunder without the express prior written consent of the other.

                                    PSA-30

(5) The provisions hereof and the confidentiality agreement previously signed and dated January 13, 2005 between the Parties constitute the entire understanding and agreement between the Parties in connection with the matters contemplated herein. All previous communications between the Parties, whether written or verbal, relative to the subject matter hereof (other than the confidentiality agreement referred to hereinabove), are superseded and replaced hereby. Without in any way limiting the generality of the foregoing, the Parties acknowledge that there are no representations, warranties, promises or covenants, whether express or implied, legal or conventional, relating to the matters contemplated herein, not embodied herein, which are of any force or effect. No modification of the terms hereof shall be binding upon a Party unless made in writing and signed by such Party.

(6) Unless the text thereof has been approved by the Parties, acting reasonably, no announcement or disclosure of the transaction contemplated hereby or the details thereof shall be made by either Party, other than for such announcements and disclosures as are required by its senior management, legal, accounting and other professional advisors (all of whom the Purchaser shall cause to agree to be bound by the provisions of this Section) and the appropriate governmental agencies, or are required by applicable law (provided that the Party under such legal obligation shall have provided the other Party and its counsel such time as is appropriate in the circumstances to review any proposed public disclosure).

(7) If any provision of this Agreement is held by a competent court to be invalid or unlawful for any reason or in any respect whatsoever, such provision shall not affect any other provisions of this Agreement and this Agreement shall be construed as if such invalid or unlawful provision had not been contained herein.

(8) This Agreement may be signed in counterparts, all of which shall be deemed to form one Agreement.

(9) This Agreement is written in English at the express request of the Parties. Ce contrat est redige en anglais a la demande expresse des parties.

                  IN WITNESS WHEREOF, duly authorized officers of the Parties hereto have executed duplicate copies of this Agreement.


                                              CORCIA FAMILY IRREVOCABLE TRUST


------------------------------                By:
Witness                                          -------------------------------
                                                 Authorized Signing Officer



                                              JOSEPH HARTMAN RESTATED
                                              REVOCABLE TRUST

------------------------------                By:
Witness                                          -------------------------------
                                                 Authorized Signing Officer







                                    PSA-31

Witness

------------------------------                --------------------------------
Witness                                       Roger Gibb



------------------------------                --------------------------------

Witness                                       John Jenchura



------------------------------                --------------------------------

Witness                                       Marcel Montigny



------------------------------                --------------------------------
Witness                                       Steve Bruni



------------------------------                --------------------------------
Witness                                       Richard Dufresne



------------------------------                --------------------------------
Witness                                       Michel Bouvier



------------------------------                --------------------------------
Witness                                       Guy Grondin



------------------------------                --------------------------------
Witness                                       Denise Arbic



                                    PSA-32

------------------------------                --------------------------------
Witness                                       John T. Corcia



------------------------------                --------------------------------
Witness                                       Joseph Hartman


                                              MARSULEX INC.
                                              By:
                                                  ------------------------------
                                                  Authorized Signing Officer





                                    PSA-33